DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com Jeffrey C. Thacker jeff.thacker@dlapiper.com T 858.638.6728 F 858.638.5128

May 20, 2013

Via EDGAR and Email Delivery

Mr. Nicholas P. Panos Senior Special Counsel Office of Mergers & Acquisitions Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:                             Pan American Goldfields Ltd.

Preliminary Proxy Statement on Schedule 14A

Filed May 9, 2013

File No. 000-23561

Dear Mr. Panos:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 18, 2013, regarding the Preliminary Proxy Statement on Schedule 14A, File No. 000-23561 (the “Preliminary Proxy Statement”), initially filed by Pan American Goldfields Ltd. (the “Company”) with the Commission on May 9, 2013.

This letter sets forth each comment of the Staff (numbered in accordance with the Staff’s comment letter) and, following each comment, sets forth the Company’s response.

General

1.                                      Schedule 14A, codified at Exchange Act Rule 14a-101, does not include the proxy card.  While we noticed that the proxy statement has been identified as a preliminary copy, the form of proxy, in addition to the proxy statement, must be revised to indicate that it is a preliminary copy.  See Rule 14a-6(e)(1).

Company Response:  The Company has revised the Proxy card to properly identify it as preliminary copy as requested by the Staff.

2.                                      Please explain to us, with a view towards revised disclosure, the legal basis upon which the issuer relies to conclude that the proxy holders are authorized to cumulate votes by virtue of having been appointed to serve as proxies at the annual meeting.  Advise us why the issuer has apparently concluded that no additional discretionary proxy authority in order to cumulate votes needs to be sought independently from the authority conferred by the existing proposals.  Refer to Item 6(c)(4) of Schedule 14A.

Company Response:  In response to the Staff’s comments, the Company has revised its Preliminary Proxy card to remove the reference to “cumulative” voting.  The Company supplementally advises the Staff that the Company’s stockholders are not entitled to cumulative voting under the Company’s charter documents or Delaware law.  The Company has added disclosure to the Preliminary Proxy Statement to inform stockholders that they are not entitled to cumulate votes in the election of directors.

3.                                      Advise us whether the issuer is forfeiting the grant of discretionary authority available through Rule 14a-4(b)(1) of Regulation 14A, or direct us to the disclosure that governs the issuer’s intended use of this discretionary authority.

Company Response:  The Company supplementally advises the Staff that the Company is not forfeiting the grant of discretionary authority available through Rule 14a-4(b)(1).  The Company has revised the Preliminary Proxy Statement and the Preliminary Proxy card (in boldface type) to specify: (a) shares represented by a proxy will be voted, and where a stockholder specifies a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the specification so made and (b) if a stockholder does not indicate a choice on the proxy card, the shares will be voted in favor of the election of each of the nominees for director contained in the Proxy Statement and in favor of each of the other proposals considered at the Annual Meeting.

Costs of the Solicitation, page 1

4.                                      The issuer acknowledges that mailing and preparation costs will exist in connection with distributing the proxy statement.  The disclosure subsequently indicates, however, that the issuer only “may” incur addition expenses in connection with the solicitation of proxies.  Please reconcile this apparent inconsistency.  In addition, please revise to quantify the estimated preparation, printing and mailing costs of the proxy statement.  At present, the disclosure only infers that these costs at most amount to $10,000.

Company Response:  As requested by the Staff, the Company has revised the disclosure concerning its Costs of Solicitation, including reconciling the inconsistency noted by the Staff and to quantify the estimated preparation, printing and mailing costs of the Proxy Statement.

Proposal 1 — Election of Directors

5.                                      We noticed that each of the nominees has expressed a willingness to continue to serve as a director.  Advise us, with a view toward revised disclosure, whether or not each of the nominees has consented to being named in the proxy statement and to serve if elected.  See Rule 14a-4(d)(1) and (4) of Regulation 14A.

Company Response:  The Company supplementally advises the Staff that each of the seven (7) director nominees has consented to being named in the proxy statement and has agreed to serve as a director if elected.  The Company has revised its disclosure in the Preliminary Proxy Statement accordingly.

6.                                      Revise to expressly specify the total number of board seats allowed under the issuer’s organizational documentation.

Company Response:  Section 2 of Article II of the Company’s Bylaws authorizes the Board of Directors to fix the number of directors constituting the full Board.  The Board of Directors by resolution has set the number of Board members consisting the full Board at seven (7) directors.  The Company has added this disclosure to the Preliminary Proxy Statement.

The Company also supplementally advises the Staff that the Company has added a seventh director nominee, Mr. Ricardo Ernesto Marcos Touche, to the Preliminary Proxy Statement, including all required disclosures required under Regulation 14A for Mr. Marcos.

7.                                      Advise us how the issuer complied with Item 5(b)(1)(iii) of Schedule 14A.

Company Response:  The Company supplementally advises the Staff that none of the Company’s participants, during the past 10 years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  The Company has supplemented its disclosure accordingly.

8.                                      Disclose the legal standard against which the nominees have been judged to have been independent by the issuer and/or revise the Notice and any related disclosure to remove any directors not meeting that standard from being characterized as “independent.” The Notice, for example, represents that all of the nominees have “independence.”

Company Response:  The Company supplementally advises the Staff that the Company’s Board of Directors has adopted the definition of “Independent Director” as that term is defined in the listing standards established by the Nasdaq Stock Market as its standard for determining director independence for purpose of the Company’s existing directors and director nominees.  The Company had previously disclosed the adoption of this standard in the “Corporate Governance” section of the Preliminary Proxy Statement.  As requested by the Staff, the Company has revised the Notice to indicate the Board’s standard for determining director independence.  The Company has also included this information in the “Election of Directors” section of the Preliminary Proxy Statement.

Security Ownership of Certain Beneficial Owners and Management…, page 24

9.                                      The legal standard for beneficial ownership disclosure pursuant to Item 403 of Regulation S-K is “more than 5%” of any class of the registrant’s voting securities.  The issuer’s disclosure indicates the table is intended to illustrate persons who own 5% or more.  Please remove the implication that the issuer is modifying the applicable legal standard.

Company Response:  In response to the Staff’s comment, the Company has revised its disclosure to comply with the legal standard for beneficial ownership disclosure pursuant to Item 403 of Regulation S-K.

Information Regarding Transactions in Company Securities by Participants, page A-2

10.                               The tabular presentation does not include any reference to dispositions of securities by the participants within the past two years except with respect to Mr. Knight.  Please confirm this disclosure is accurate, or revise accordingly.  See Item 5(b)(1)(vi) of Schedule 14A, which also requires that dispositions of the issuer’s securities by the participants be disclosed.  A column heading may also need to be revised in order to properly account for and identify Mr. Knight’s trading activity.

Company Response:  As requested by the Staff, the Company revised the tabular presentation containing “Information Regarding Transactions in Company Securities by Participants” to clearly reference disposition of securities by the participants within the past two years.  The Company supplementally advises the Staff that Mr. Knight is the only participant who disposed of any Company securities within the past two years.

Acknowledgement

As requested by the Staff, the Company hereby acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (858) 638-6728.

Very truly yours,

DLA Piper LLP (US)

/s/ Jeff Thacker

Jeffrey C. Thacker
Partner